





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69142

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tuxedo Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

525 Greenplace
(No. and Street)

New York	NY	11598
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Curtis Weeks 678-679-6642
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David Lundgren and Company, CPAs
(Name – *if individual, state last, first, middle name*)

505 N Mur-Len Rd	Olathe	KS	66062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Oscar Seidel _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tuxedo Capital Partners, LLC _____, as of December 31 _____, 20 20 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
CEO
Title

MORTON N. FRUCHT
Notary Public, State of New York
No. 01FR6297762
Qualified in Nassau County
Term Expires March 3, 2022

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing. see section 240.17a-5(e)(3).*

TUXEDO CAPITAL PARTNERS LLC
Financial Statements
For the Year Ended
December 31, 2020
With
Report of Independent Registered Public Accounting Firm

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
CATHERINE LUNDGREN MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Tuxedo Capital Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Tuxedo Capital Partners, LLC as of December 31, 2020, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Tuxedo Capital Partners, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Tuxedo Capital Partners, LLC's management. Our responsibility is to express an opinion on Tuxedo Capital Partners, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Tuxedo Capital Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedules I, II, and III have been subjected to audit procedures performed in conjunction with the audit of Tuxedo Capital Partners, LLC's financial statements. The supplemental information is the responsibility of Tuxedo Capital Partners, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Tuxedo Capital Partners, LLC's auditor since 2020.

Olathe, Kansas
February 24, 2021

TUXEDO CAPITAL PARTNERS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

	2020
Cash and cash equivalents	$ 10,911
CRD Deposit	310
Prepaid expenses	230
Total assets	$ 11,451.

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Accrued expenses & Accounts Payable	$ 2082
Due to Related Party	525
Total liabilities	2607

MEMBERS' EQUITY

Members' equity	8844
Total liabilities and members' equity	$ 11,451

The accompanying notes are an integral part of these financial statements.

TUXEDO CAPITAL PARTNERS LLC
STATEMENT OF OPERATIONS
For The Year Ended December 31, 2020

	2020
REVENUES	
Fee Sharing	0
	0
GENERAL AND ADMINISTRATIVE EXPENSES	
Professional fees	10,295
Regulatory fees	7,387
Occupancy	4,375
Technology	2,196
Other operating expenses	2,016
	26,269
NET (LOSS)	$ (26,269)

The accompanying notes are an integral part of these financial statements.

TUXEDO CAPITAL PARTNERS LLC
STATEMENT OF MEMBERS' EQUITY
For the Year Ended December 31, 2020

Balance December 31, 2019	$	19,267
Member's Contributions	$	15,846
Net (Loss)	$	(26,269)
Balance December 31, 2020	$	8844

The accompanying notes are an integral part of these financial statements.

TUXEDO CAPITAL PARTNERS LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2020

	2020
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net (loss)	$ (26,269)
Adjustments to reconcile net income to net cash used by operations:	
(Increase) in prepaid expenses and deposits	247
(Decrease) in due to related party	525
Increase in payables and accrued expenses	(7523)
NET CASH USED IN OPERATING ACTIVITIES	(33,020)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Member's Equity Contributions	15,846
NET CASH PROVIDED BY FINANCING ACTIVITIES	15,846
NET (DECREASE) IN CASH AND CASH EQUIVALENTS	(17,174)
CASH AND CASH EQUIVALENTS:	
Beginning of year	28,085
End of year	$ 10,911

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Tuxedo Capital Partners LLC ("The Company") was organized as a Georgia Limited Liability Company in July 2013. The Company became an independent registered broker-dealer and a member of the Financial Industry Regulatory Authority effective March 2014. The Company's business is to act as an investment broker in private placement transactions and mergers and acquisitions.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its demand deposits in a high credit quality financial institution. Balances at times may exceed federally insured limits. Generally, these deposits may be redeemed upon demand and, therefore, bear minimal risk.

Income Taxes: The Company has elected to be a Limited Liability Company that is taxed as a Schedule C on its Members' tax return under Internal Revenue Code regulations. Therefore, the income or losses of the Company flow through to and are taxable to its owners and no liability for income taxes is reflected in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary. The Company has no uncertain tax positions.

Estimates: The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates in determining assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable: Accounts receivable consists of trade receivables for investment banking and advisory services. The Company regularly reviews its accounts receivable for any bad debts. The review for bad debts is based on an analysis of the Company's collection experience, customer worthiness, and current economic trends. There are no accounts receivable at December 31, 2020.

Revenue Recognition: On January 1, 2018, the Company adopted ASU 2014-09 *Revenue from Contracts with Customers* and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope.

Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over goods or service to a customer. Approved services within the scope of ASC 606 include,

     a.   Investment Banking M&A Advisory fees.

Refer to Revenue Recognition Note: *Revenue from Contracts with Customers* for further discussion on the Company's accounting policies for revenue sources within the scope of ASC 606.

Accounting Standards: The Company is evaluating new accounting standards and will implement as required.

Lease Recognition:

The Company recognizes and measure its leases in accordance with FASB ASC 842, *Leases*. The Company has no leases 12 months or greater as of December 31, 2020.

Date of Management's Review: Subsequent events were evaluated through February 24, 2021 which is the date the financial statements were issued. The Company did not identify any material subsequent events requiring adjustments to or disclosure in its financial statements.

Related Party Transactions: The Company shares expenses with the sole owner of its member administrative expenses that are defined, along with the expense allocation methodology to be used, in an expense sharing agreement. Shared expenses recorded on the Company's statement of operations, comprised of rent, utilities, and telecommunications, was $5,475 for the year ended December 31, 2020. The terms are monthly until cancelled by either party. Liabilities on the statement of financial condition include $525 due to affiliate on December 31, 2020. Capital

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

contributions by the member during the year include forgiven debt related to this agreement of $9,846 and $6000 of other amounts payable to the member.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $8,304 which was $3304 in excess of its required net capital of $5,000 and the ratio of aggregate indebtedness to net capital was 0.31 to 1.0.

NOTE 3 – CONCENTRATIONS

There was no revenue in 2020.

NOTE 4 – REVENUE FROM CONTRACTS WITH CUSTOMERS

Investment Banking M&A Advisory Fees:

These services include agreements to provide advisory services to customers for which they charge the customers fees. The Company provides advisory services/corporate finance activity including mergers and acquisitions, reorganizations, tender offers, leveraged buyouts, fundraising activity and the pricing of securities to be issued.

The agreement contains nonrefundable retainer fees or success fees, which may be fixed or represent a percentage of value that the customer receives if and when the corporate finance activity is completed ("success fees"). In some cases, there is also an "announcement fee" that is calculated on the date that a transaction is announced based on the price included in the underlying sale agreement. The retainer fees, announcement fee, or other milestone fees reduce any success fee subsequently invoiced and received upon the completion of the corporate finance activity. The Company has evaluated its nonrefundable retainer payments, to ensure its fee relates to the transfer of a good or service, as a distinct performance obligation, in exchange for the retainer. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, that would result in the broker-dealer accounting for all the services promised in a contract as a single performance obligation and the retainer revenue is classified as deferred revenue on the Statement of Financial Condition. The Company had $1,099 in revenue in 2019.

NOTE 5 – BASIS OF ACCOUNTING

The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenues and gains are recognized when earned, while expenses and losses are recognized when incurred.

NOTE 6 – GOING CONCERN

The managing member will continue to fund Company operations for the foreseeable future until such time as the Company has revenue and can sustain itself. This is projected to be within the next 24 months.

SUPPLEMENTAL INFORMATION

TUXEDO CAPITAL PARTNERS LLC

Supplementary Information
Pursuant to rule 17(a)-5 of the
Securities Exchange Act of 1934

December 31, 2020

The accompanying schedule is prepared in accordance with the requirements and general format of FOCUS Form X-17 A-5.

TUXEDO CAPITAL PARTNERS LLC

SCHEDULE I
TUXEDO CAPITAL PARTNERS LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2020

NET CAPITAL:

Total members' equity qualified for net capital	$ 11,451
Deduction for non-allowable assets:	
Other deposits	(2,607)
Total non-allowable assets	(2,607)
Net capital before haircuts	8,304
Less haircuts:	
Total haircuts	- 0 -
Net capital	8,304
Less required capital	(5,000)
Excess net capital	$ 3,304
Aggregate indebtedness-liabilities	$ 2,607
Ratio of aggregate indebtedness to net capital	.31 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2020.

There is no significant difference between net capital as reported in Part II of the Form X-17A-5, and net capital as reported above.

TUXEDO CAPITAL PARTNERS LLC
DECEMBER 31, 2020

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

The Company does not claim and exemption from SEA Rule 15c3-3, in reliance on Footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers and (3) does not carry PAB accounts.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15C3-3 OF DECEMBER 31, 2020

The Company does not claim and exemption from SEA Rule 15c3-3, in reliance on Footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers and (3) does not carry PAB accounts.

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
CATHERINE LUNDGREN MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Tuxedo Capital Partners, LLC

We have reviewed management's statements, included in the accompanying Exemption Report for year ended December 31, 2020, in which (1) Tuxedo Capital Partners, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Tuxedo Capital Partners, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) Tuxedo Capital Partners, LLC stated that Tuxedo Capital Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Tuxedo Capital Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Tuxedo Capital Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Olathe, Kansas
February 24, 2021



TUXEDO CAPITAL PARTNERS, LLC

Exemption Report

Tuxedo Capital Partners, LLC (the "Firm") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Firm states the following:

The Firm does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3; and the Firm is filing this Exemption Report in reliance on Footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Firm has no obligation under SEC Rule 15c3-3 because it does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers; does not carry accounts of or for customers; and does not carry PAB accounts. The Firm conducts business activities involving private placements, mergers and acquisition advisory services and fairness opinions. We do not accept customer funds or securities and will not have possession of any customer funds or securities in connection with our activities.

The Firm had no exceptions to the provision identified above throughout the most recent fiscal year.

I __Oscar Seidel__ swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Authorized Signature

CEO
Title

02/24/2021
Date

3600 TUXEDO ROAD, NW• ATLANTA, GEORGIA 30305 • 404.219.3700 • SCOTT.AKERSJR@TUXEDOCAP.COM
MEMBER FINRA